UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

Société anonyme

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 185.761

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointments to Committees of the Board of Directors

On June 8, 2021, the Board of Directors (the “Board”) of Atento S.A. (the “Company”) appointed Mr. Robert William Payne to the audit committee (the “Audit Committee”) of the Board. Following Mr. Payne’s appointment, the Audit Committee will be comprised of Mr. David Garner, Mr. Payne and Mr. Antonio Viana-Baptista. Messrs. Garner, Payne and Viana-Baptista have each been determined to be an “independent director” for purposes of the corporate governance standards of the New York Stock Exchange.

On June 8, 2021, the Board of the Company also appointed Mr. Roberto Rittes to the compensation and sustainability committee (the “Compensation and Sustainability Committee”) of the Board. Following Mr. Ritte’s appointment, the Compensation and Sustainability Committee will be comprised of Mr. John Madden and Mr. Rittes.

Additionally, on June 8, 2021, the Board of the Company appointed Mr. Payne as the new Chairman and Lead Director of the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Carlos López-Abadia

Carlos López-Abadia

Chief Executive Officer

Date: June 11, 2021